SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866

August 31, 2006

By Electronic Delivery

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	PXRE Group Ltd. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 1-15259

Dear Mr. Rosenberg:

     The registrant, PXRE Group Ltd. (“PXRE” or the “Company”), has instructed us to provide the responses set forth below to the staff’s comments of August 4, 2006, with respect to the registrant’s above-captioned Annual Report on Form 10-K. For ease of reference, the staff’s comments have been repeated below in italics and are followed by the registrant’s responses. We refer to each of your comments by the number assigned to it by you.

Form 10-K for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Events, page 53

1.	One of the principal objectives of MD&A is to provide information about the potential variability of a company’s earnings and cash flows. You state that due to ratings downgrades clients, representing 33% of your in force business at January 1, 2006 (65% as of May 5, 2006), have cancelled their insurance coverage and that the related impact on your financial condition and future prospects could be “materially adverse.” However, it appears you provide no quantification of the expected impact of these events on your future prospects. Please provide us an expanded discussion and analysis in disclosure-type format that explains and quantifies the implications and significance of these events on your future operating results, liquidity and financial condition. Also, provide expanded discussion and quantification in disclosure-type format of the key assumptions you used to determine that $1.1 billion of new liquidity was necessary to fund continuing cancellations and losses arising from the 2005 Hurricanes.

Mr. Jim B. Rosenberg August 31, 2006 Page 2

It is increasingly common for our assumed reinsurance contracts to contain terms that would allow our clients to cancel the contract if we are downgraded below various rating levels by one or more rating agencies. Whether a client would exercise such rights would depend, among other things, on the reasons for such a downgrade, the extent of the downgrade, the prevailing market conditions, and the pricing and availability of replacement reinsurance coverage. We cannot predict in advance how many of our clients will actually exercise such rights or the effect such cancellations will have on our future operating results, liquidity or financial condition but, depending on the number of contracts involved, such an effect could be materially adverse.

Net premiums earned were our primary source of revenue in 2005, accounting for 93% of our revenue. As of January 1, 2006, more than 75% of our business (by premium volume) is subject to contractual provisions allowing clients additional rights upon a decline in PXRE’s ratings or capital. As of March 13, 2006, we had received notice of cancellation from approximately 33% of our in-force business, which represents approximately $141 million of gross written premium, calculated using gross written premiums with respect to in-force business as of January 1, 2006. As disclosed in our 10-Q for the quarter ended June 30, 2006, approximately 82% of our in-force business, which represents approximately $352 million of gross written premium, as of January 1, 2006, has either been cancelled or non-renewed. The Company has not written any new business since January 1, 2006. The resulting reductions in premium income will likely have a material adverse effect on our future operating results, liquidity and financial condition. In 2005, revenue from non-premium sources was not sufficient to offset operating expenses and interest expenses. We therefore expect to incur net operating losses in future periods unless we are successful in executing a strategic alternative other than runoff. If such operating losses were to occur, this would result in a decline in our shareholders’ equity. However, we currently expect that our portfolio of short duration high credit quality fixed income securities, totaling $1.5 billion as of December 31, 2005, will provide sufficient liquidity to meet the currently foreseen needs of our counterparties.

With respect to the $1.1 billion of new liquidity, we understand that you have arrived at this figure through adding together three amounts. The first amount is the $474 million of net proceeds of the public offering and private placement, both of which closed on October 7, 2005. As stated on page 80 of our December 31, 2005 10-K, these proceeds were contributed to our main operating subsidiary, PXRE Reinsurance Ltd., during 2005 to support the underwriting of reinsurance business during subsequent renewal periods. At the time the public offering and private placement took place, we were not anticipating any contract cancellations, as these cancellations were the direct result of the ratings downgrades that occurred in February 2006, nor did we have the expectation that we would need any of these proceeds to fund loss payments for losses that occurred in 2005. The second and third amounts, respectively, are the redemption of our $148 million hedge fund portfolio and the sale of $490.5 million of fixed income securities, both of which occurred in February 2006. These two steps were precautionary in nature and were done in order to strengthen our liquidity position. The hedge funds were a relatively illiquid group of investments, and the $490.5 million of fixed income securities represented all longer term fixed income securities held at our Bermuda operating company that were unencumbered and available to be sold on short notice in February 2006.

Mr. Jim B. Rosenberg August 31, 2006 Page 3

Critical Accounting Policy Disclosures
Estimation of Loss and Loss Expenses, page 60

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period; and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

2.	In projecting ultimate losses, you rely primarily on the Bornheutter-Ferguson method for immature accident years and on “loss development approaches” for more mature accident years. Describe more specifically the methodologies used to determine your ultimate liability. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Please provide an expanded discussion of your reserve methodologies to include the following information:

•	Quantify the case and IBNR reserve amounts for each period presented.

•	Explain more specifically how you distinguish between immature and mature accident years.

•	Describe more specifically the types of “loss development approaches” utilized for mature accident years and the relative importance and manner in which you use clients’ reported loss information, Company experience data and industry event specific historical reporting patterns in making these estimates.

•	Discuss the unique loss development characteristics associated with recent catastrophe events and related key assumptions utilized in your estimate of ultimate losses.

•	Describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.

•	Discuss judgmental techniques utilized when statistical data is insufficient or unavailable. In particular, provide an expanded discussion and quantification in disclosure-type format of how you provided for the “extremely complex and unique causation and coverage issues” associated with the 2005 Hurricanes in estimating your loss reserves at December 31, 2005.

•	If you have added an incremental provision to the reserve for losses and loss expenses determined by your actuaries, quantify the incremental provision, describe the method used to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why you believe it is necessary.

•	Describe the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

Mr. Jim B. Rosenberg August 31, 2006 Page 4

     As a property catastrophe reinsurer, incurred losses are inherently more volatile than those of primary insurers and reinsurers of risks that have an established historical pattern of losses. In addition, with respect to insured events that occur near the end of a reporting period, as well as with respect to our retrocessional book of business, the significant delay in losses being reported to insurance carriers, reinsurers and finally retrocessionaires require us to make estimates of losses based on limited information from our clients, industry loss estimates and our own underwriting data. Because of the uncertainty in the process of estimating our losses from insured events, there is a risk that our liabilities for losses and loss expenses could prove to be inadequate, with a consequent adverse impact on our earnings and shareholders’ equity in future periods.

     We establish loss and loss expense liabilities (to cover expenses related to settling claims, including legal and other fees) to provide for the ultimate cost of settlement and administration of claims for losses, including claims that have been reported to us by our reinsureds and claims for losses that have occurred but have not yet been reported to us.

     For reported losses, we establish reserves (liabilities for formally reported claims) when we receive notice of the claim, which we refer to as case reserves. It is our general policy to establish liabilities for reported losses in an amount equal to the liability set by the reinsured. In certain but infrequent instances, such as the receipt of inconsistent, incorrect or inadequate supporting documentation, we will conduct an investigation to determine if the amount established by the reinsured is appropriate or if it should be adjusted in the form of an additional case reserve.

     PXRE also records reserves for losses that have been incurred but not yet reported, which are referred to as IBNR reserves. For IBNR reserves, a variety of methods have been developed in the insurance industry and are generally accepted for use in determining the appropriate provision for such liabilities. In general, these methods involve the extrapolation of reported loss data to estimate ultimate losses. Our loss calculation methods generally rely upon a projection of ultimate losses based upon the historical patterns of reported loss development.

     The following charts set forth the allocation of our net liabilities for loss and loss expenses between case reserves and IBNR reserves:

     Net loss and loss expense liabilities as of December 31, 2005 were as follows:

(000's)	2004 and Prior Accident Years	2005 Accident Year	Total

Catastrophe & Risk Excess Segment
Case	$113,776	$434,036	$547,812
IBNR	28,426	542,731	571,157

Total	142,202	976,767	1,118,969

Exited Lines Segment
Case	58,932	1,041	59,973
IBNR	33,529	0	33,529

Total	92,461	1,041	93,502

All Segments
Case	172,708	435,077	607,785
IBNR	61,955	542,731	604,686

Total	$234,663	$977,808	$1,212,471

Mr. Jim B. Rosenberg August 31, 2006 Page 5

     Net loss and loss expense liabilities as of December 31, 2004 were as follows:

(000's)	2003 & Prior Accident Years	2004 Current Year	Total

Catastrophe & Risk Excess Segment
Case	$62,314	$58,619	$120,933
IBNR	13,633	140,820	154,453

Total	75,947	199,439	275,386

Exited Lines Segment
Case	77,766	289	78,055
IBNR	43,226	2,202	45,428

Total	120,992	2,491	123,483

All Segments
Case	140,080	58,908	198,988
IBNR	56,859	143,022	199,881

Total	$196,939	$201,930	$398,869

     In establishing our loss and loss expense liabilities, PXRE records reserves as management’s best estimate of liabilities as of the balance sheet date. As of December 31, 2005, this best estimate did not include any incremental provision to the reserves for losses and loss expenses as determined by the Company’s actuaries. In addition, since year-end 2004, all of our loss and loss expense estimates have been reviewed annually by an independent internationally recognized actuarial firm, and their conclusions have not, in any period, been materially different than those of the Company. Accordingly, as a result of our internal actuarial reviews and third party reviews, management believes that the Company’s liability for loss and loss expenses as of December 31, 2005 is adequate.

     Our methods for establishing loss and loss expense liabilities vary depending upon the nature of the losses, which can generally be divided into three categories: (1) non-catastrophe losses in our Catastrophe and Risk Excess segment, (2) catastrophe losses in our Catastrophe and Risk Excess segment, and (3) losses in our Exited Lines Segment. The Company generally considers reserves for each of these categories to be “mature” as follows (1) for non-catastrophe losses in our Catastrophe and Risk Excess Segment, generally anywhere between eighteen and thirty-six months after the accident year, (2) for catastrophe losses in our Catastrophe and Risk Excess Segment, generally anywhere between six to twelve months after the event occurs, and (3) losses in our Exited Lines Segment, depending upon the nature of the underlying business, generally anywhere from five to seven years after the accident year.

Mr. Jim B. Rosenberg August 31, 2006 Page 6

1) Non Catastrophe Losses

     In reserving for non-catastrophe losses in our Catastrophe and Risk Excess Segment, we use three different methods to estimate IBNR reserves: the loss ratio method; the incurred Bornhuetter-Ferguson method, which we refer to as the BF method; and the incurred loss development method, the latter two of which are “loss development approaches.” Initially, at the inception of an accident year, when there is little reported loss information, we use the loss ratio method. This method computes IBNR, as the product of an expected loss ratio and assumed earned premium minus reported loss to date. The expected loss ratio is primarily established for each line of business based on the Company’s historical loss ratios. In determining the expected loss ratio, we also consider information provided by our clients and estimates provided by our underwriters and actuaries concerning the impact of pricing and coverage changes. As the accident year matures further and reported loss activity begins to emerge (usually at the end of the second or third quarter following the loss) we change to the BF method.

     The BF method is a premium based method of computing IBNR which blends the loss ratio method with the loss development method. The BF method computes IBNR for an accident year as the product of expected loss (earned premium multiplied by an expected loss ratio) and an expected percentage of unreported losses. This expected percentage of unreported loss is a function of the loss development factors developed by our corporate actuaries from our annual analysis of the Company’s historical loss development patterns by line of business. As experience emerges and accident years mature further (generally eighteen to thirty-six months after the accident year given the short-tailed nature of these property reinsurance lines) we transition to the incurred loss development method, which relies solely on our clients’ reported loss information and indicated historical loss development patterns to estimate ultimate losses.

     Other alternate loss reserving methods developed in the insurance industry include the paid loss development method and the paid Bornhuetter-Ferguson method. We do not use these methods to establish our IBNR reserves. We believe that incurred loss methods are more reliable because they rely on a much larger, more stable and credible source of information, which is not influenced by the occurrence of one or more large payments. We do, however, use these alternate loss reserving methods to evaluate the reasonableness of the IBNR reserves that we establish using the incurred loss methods.

Mr. Jim B. Rosenberg August 31, 2006 Page 7

(2) Catastrophe Losses

     In reserving for catastrophe losses in our Catastrophe and Risk Excess Segment, there is initially little reported loss information in the immediate wake of a catastrophe event, as was the case with the 2005 Hurricanes, Katrina, Rita and Wilma (“KRW”). The loss estimation process begins with the identification of events with characteristics similar to the recent catastrophe (geographic location, windspeed, damageability etc.), which then results in a list of the expected losses by contract from our proprietary risk management system. Third party modeling software is embedded in our proprietary risk management system.

     Concurrently, our underwriting team performs a thorough contract by contract analysis to identify potential changes to the expected loss estimates including IBNR by contract. With respect to the 2005 Hurricanes, our underwriters’ estimates were subject to a high level of uncertainty. Specifically for Hurricane Katrina, this high level of uncertainty arose out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to wind or flood damage as opposed to other perils such as fire, business interruption or civil commotion. In order to address these uncertainties, for contracts exposed to Hurricane Katrina losses in our most volatile lines of business (retrocessional and direct and facultative reinsurance) we posted reserves for 99% of occurrence limits as of December 31, 2005. These lines of business represented 60% of our gross loss amount on Hurricane Katrina. The underwriters’ knowledge of the clients’ underlying books of business is considered in establishing loss estimates by contract. The combination of catastrophe modeling and underwriting review of affected contracts then forms the basis of our initial loss estimates for catastrophe losses.

     The results of this initial process are updated when additional information is available. This information comes in the form of publicly available announcements, informal contact with brokers and/or clients, submission data and formal claim notices. As catastrophic events mature and reporting loss methods become more credible (usually six to twelve months after the event) actuarial methods implementing historical patterns can be assigned more credibility. In evaluating the loss estimates for catastrophic events, our actuaries utilize our internal database to establish projected reporting patterns and payment patterns. This database includes data dating back to the 1980’s consisting of well over one hundred catastrophic events, of which over twenty are hurricanes. Our actuaries also employ industry patterns from the Reinsurance Association of America, an insurance industry organization. Using this information, we have developed loss development factors for significant catastrophes. Our internal significant catastrophe loss development factors are analyzed as appropriate and at least once per year to reflect updated industry benchmarks and changes in PXRE’s specific loss history. The volume of reported loss activity in interim quarterly periods is monitored by the company to determine consistency with expected loss activity based on PXRE and industry historical patterns. For individual storms, PXRE specific loss development factors are applied to reported losses to estimate IBNR reserves. However these may be weighted with industry factors or judgmental adjustments for individual significant catastrophes based upon the nature of the particular catastrophe and the consideration of the underwriters’ knowledge.

Mr. Jim B. Rosenberg August 31, 2006 Page 8

      (3) Exited Lines Segment Losses

     In reserving for losses on our Exited Lines Segment, there is great uncertainty due to its composition of casualty and finite businesses, which produce losses that are slower to be reported and paid than the property losses of our Catastrophe and Risk Excess Segment. Moreover, given our limited experience in the casualty and finite businesses, we do not have established historical loss development patterns that can be used to estimate these loss liabilities. We must therefore rely on the historical loss development patterns reported by our clients and industry loss development data in estimating our liabilities including IBNR. Accident years for this segment take a longer period of time to “mature” than for our Catastrophe and Risk Excess Segment, therefore, we primarily utilize the loss ratio method and BF method to establish our initial Exited Lines loss estimates including IBNR. When the amount of reported losses become a more reliable means for setting reserve estimates, generally five to seven years after the relevant accident year, PXRE places more weight on these reported losses to estimate its loss reserves including IBNR and less weight on the BF method.

Interim reporting

     With respect to the methods outlined above, estimation of IBNR in interim periods follows the same process as that done at annual reporting periods. The incurred loss development factors that are developed at year-end are interpolated to generate factors applicable for quarterly evaluation periods. Generally, the expected loss ratios which were selected at year-end are used in interim periods.

3.	You indicate that given your dependence on clients for loss development data and the limited information available in the immediate wake of a catastrophe event, your ultimate losses can differ significantly from initial projections. Please provide expanded discussion and quantification of the historical and expected magnitude and duration of this variability, utilizing your experience and industry data from recent catastrophic events. In addition, describe how you provide for these data limitations in your reserve estimation process, including related assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic. Also, tell us the following information:

•	You experience “significant development from initial loss estimates in the immediate wake of a catastrophe event due to the limited information available to us as a reinsurer and retrocessionaire regarding actual underlying losses.” Explain and quantify how you consider these data limitations in determining the overall adequacy of your loss reserves.

•	Describe your methods for validating reserve adequacy, including the completeness of data received from cedents and your use of internally generated or industry-level historical loss information.

Mr. Jim B. Rosenberg August 31, 2006 Page 9

     In reserving for catastrophe losses, our estimates are influenced by underwriting information provided by our clients, industry catastrophe models, industry loss estimates and our internal analyses of this information.  This reserving approach can cause significant development from initial loss estimates in the immediate wake of a catastrophe event due to the limited information available to us as a reinsurer and retrocessionaire regarding the actual underlying losses.  This process can cause our ultimate estimates to differ significantly from initial projections.  The French storm Martin that occurred on December 27, 1999 presents an example of the uncertainty and potential variability associated with reserving for catastrophe losses.  Initially, we based our reserves to a significant degree on industry estimates of the total loss, which were approximately $1.0 billion at the time of the loss.  In 2001, the final cost was estimated to be $2.5 billion by SIGMA, a widely used industry publication. Our gross loss estimate at December 31, 1999 for this event was $31.3 million.  Our gross loss estimate for French storm Martin at December 31, 2005 was $68.9 million.  The original industry loss estimate increased by 150%, while our loss estimate increased by 120%.

     Historically, there has been significant variability in the development of catastrophe losses during the twelve month period immediately following the catastrophe event with such variability reducing after the initial twelve month period. To further illustrate the variability of setting catastrophe loss estimates, the following chart outlines the changes in the initial loss estimates for recent costly catastrophes in the United States over a three-year period based on industry insured loss:

Recent U.S. Catastrophes
Subsequent Development After Initial Estimates

		Percent Change from Initial				Percent Change from Initial
		PCS Industry Loss Estimates **				PXRE Loss Estimates **

Date	Event	@ 6 mos.	@ 12 mos.	@ 2 yrs	@ Final	@ 6 mos.	@ 12 mos.	@ 2 yrs	@ 3 yrs	@ Final

Aug-92	Hurricane Andrew *	37%	99%	99%	99%	0%	46%	68%	59%	69%
Jan-94	Northridge Earthquake	22%	131%	178%	178%	49%	100%	145%	151%	153%
Sep-98	Hurricane George	16%	16%	16%	16%	8%	63%	41%	28%	39%
Sep-01	September 11th Events	0%	23%	23%	13%	1%	2%	2%	4%	6%
Aug-04	Florida Hurricanes	6%	11%	11%	11%	1%	28%	32%	NA	32%

* Hurricane Andrew’s initial PXRE loss estimate is at September 30, 1992. We have extrapolated this loss estimate based on the best available information.
** Initial estimates are as of quarter-end immediately following an event. PCS stands for Property Claims Services, a division of the Insurance Services Office (ISO).

Mr. Jim B. Rosenberg August 31, 2006 Page 10

     In light of the limited loss data available from clients in the wake of catastrophes, our actuaries use our most current internally generated catastrophe loss development factors to assess the reasonableness and adequacy of our catastrophe loss reserves in the immediate wake of a catastrophe. These significant catastrophe loss development factors reflect the historical variability of prior catastrophe loss reserves in the industry and PXRE’s specific experience.

     We have a system of controls in place that assists us in evaluating the completeness of the data received from cedents. PXRE derives almost all of its business from reinsurance intermediaries. As a result, the ceding company reports claims to the intermediary and the intermediary in turn reports the data to all the reinsurers included in the underlying program. Controls in place require that certain claims must be approved by the underwriter or a member of senior management to validate the reported loss data before recorded as a case reserve. The underwriter, based on his knowledge and judgment, may question the broker or ceding company if he did not expect a loss of a certain magnitude to impact a certain layer. Because many of PXRE’s losses are from events that are well known, such as large hurricanes and earthquakes, the underwriter may in fact expect losses to pierce certain layers and therefore would not question the accuracy of such loss reports. If the underwriter does question the loss data, PXRE may perform audits at the underlying ceding company in order to determine the accuracy of the amounts ceded. PXRE’s risk management and underwriting systems provide a list of impacted or potentially impacted contracts by peril and by geographic zone. This assists PXRE in determining the completeness of losses, as we will contact intermediaries and the ceding companies for which we believe underlying contracts are impacted subsequent to an event to request information.

4.	You update reserve assumptions “on an ongoing basis as new information becomes available to minimize adverse development.” Please describe and quantify those key assumptions that materially affect your estimate of the reserve for losses and loss expenses. In addition, please disclose the following:

•	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

•	Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence but are inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate given the inconsistency identified.

•	Explain and quantify the key assumptions implicit in the development of the probabilistic risk limit of $683 million for 2005 and compare these assumptions to actual results as reflected in Hurricane Katrina losses of $771 million and the related $88 million negative variance. Provide corresponding experience analyses from other hurricanes in 2005 and 2004.

Mr. Jim B. Rosenberg August 31, 2006 Page 11

•	Discuss the purpose of this single event probabilistic risk limit so that investors can better understand its relationship to 2005 net premiums earned and aggregate losses related to Hurricanes Katrina, Rita and Wilma.

     As stated in response #2 above, loss development factors and expected loss ratios are monitored regularly and updated as appropriate but at least once a year.These are the key assumptions that materially affect our estimates for reserves for losses and loss expenses.The expected loss ratio is primarily established for each line of business based on the Company’s historical loss ratios. In determining the expected loss ratio, we also consider information provided by our clients and estimates provided by our underwriters and actuaries concerning the impact of pricing and coverage changes. Loss development factors are developed from our annual analysis of our Company’s historical loss development patterns by line of business. These key assumptions did not materially change from December 31, 2004 to December 31, 2005. We have not established any key assumptions that are premised on future emergence but are inconsistent with historical loss reserve development patterns.

     We use probabilistic risk limits as a risk management tool, not to set loss reserves. The purpose of the probabilistic risk limit is to seek to constrain the maximum amount of net loss the Company could incur from a catastrophe event with a given mathematical probability. For calendar year 2005 and prior periods, the Company had established internal risk parameters whereby the Company did not want to lose more than 25% of its beginning of calendar year total “capital” (“capital” being defined as the sum of shareholders’ equity and subordinated debt) from a single large catastrophic event after adjusting the income statement effect of the gross loss from such an event for (a) reinsurance recoveries and net reinstatement premiums received associated with the catastrophic event and (b) the expected profitability of the Company for the calendar year excluding the catastrophic event. As a result of this risk parameter and the Company’s December 31, 2004 capital balance, for calendar 2005, the probabilistic risk limit for a gross loss from a single large catastrophic event was set at $683 million. This limit served as a cap on the amount of exposure accepted in a given geographic zone such that a single event with a remote annual probability would not exceed $683 million. Because it is probabilistic, the single event probabilistic risk limit does not seek to be the maximum that could be lost from a particular event. What it does seek to do, based on internal and third-party catastrophe models, is to estimate the amount of loss from an event in each zone with a remote annual probability.

     The largest assumption made in calculating the amount of exposure which could be accepted in compliance with the single event probabilistic risk limit is the perils that are simulated in the third party catastrophe models. The next largest assumption is the frequency assumptions for catastrophes with given physical characteristics. Finally, the exposure information provided by our clients is subject to change throughout the contract term. We assume that the information is correct and complete, make assumptions for missing data and expected changes in the portfolio during the contract term. All of these assumptions give rise to potential differences between any actual event and the single event probabilistic risk limit.

Mr. Jim B. Rosenberg August 31, 2006 Page 12

     The Company has never exceeded its single event probabilistic risk limit in any event other than Katrina. Several factors contributed to the Company’s exceeding its probabilistic risk limits in Hurricane Katrina. In setting probabilistic risk limits, we are heavily reliant on third party catastrophe models, which did not include flood damage assessments other than storm surge associated with wind events in the US. Although we attempt to account for the flood uncertainty in setting our risk limits, the losses arising from flood coverage provided by our cedents to their policyholders for Hurricane Katrina were more widespread than in past hurricanes. In certain cases, losses were larger than expected for those treaties which saw increases in cedents exposures in the US Gulf Coast from the time they purchased reinsurance from us to the time of Hurricane Katrina. Finally, the unprecedented characteristics of Hurricane Katrina resulted in significant losses under treaties which would not normally be expected to trigger such losses in a hurricane.

5.	We note that your disclosure of a “range of reasonable net loss reserves” at December 31, 2005. However, this presentation does not appear to adequately show investors the “reasonably likely” variability in your most recent estimate of losses and loss expenses. Please present a tabular quantification in disclosure-type format of the impact that “reasonably likely” changes in such key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios identified are “reasonably likely.” Explain the relationship between these assumptions and those used to develop your probabilistic risk limit.

     On an overall basis, the low and high ends of our selected range of reasonable net loss reserves are $124.2 million below and $160.6 million above the $1,212.5 million best estimate. The range around the overall estimate is not the sum of the ranges about the component segments due to the impact of diversification when the reserve levels are considered in total. The impact of diversification reflects the fact that not all lines with very low correlations are expected to develop well or poorly at the same time. The low and high ends of a range of reasonable net loss and loss expense liabilities around the best estimate displayed in the table below with respect to each segment are as follows as of December 31, 2005:

Net Loss and Loss Expense Liabilities Range at December 31, 2005

(000’s)	Low End	Best Estimate	High End

Catastrophe and Risk Excess	$996,878	$1,118,969	$1,277,652
Exited Lines	84,382	93,502	103,331

Mr. Jim B. Rosenberg August 31, 2006 Page 13

     This range was produced using two different methods, one for the 2005 Hurricanes (KRW) and one for the remainder of our carried loss and loss expense liabilities.

Net Loss and Loss Expense Liabilities Range at December 31, 2005

Business Segment	Low	Best Estimate	High
(000’s)

Catastrophe and Risk Excess: KRW only	$795,492	$895,493	$1,030,492
Catastrophe and Risk Excess excl. KRW	201,386	223,476	247,160

Catastrophe and Risk Excess	996,878	1,118,969	1,277,652

Exited Lines	84,382	93,502	103,331

Impact of Diversification	7,037	0	-7,960

Total	$1,088,297	$1,212,471	$1,373,023

     For the 2005 Hurricanes, the range was calculated by varying key assumptions regarding PXRE and industry loss reporting patterns. Specifically, we analyzed the effect on our loss estimates resulting from a one month acceleration and one month deceleration around the expected historical reporting patterns. For hurricane catastrophes, the volume of reported loss in the first year after the occurrence of an event is significant, with greater than ninety percent of losses reported; thus; assuming faster and/or slower reporting patterns can produce a wide range of results. A selected range of $100 million below and $135 million above our net carried reserves was determined in the aggregate for all three events combined, after considering the sensitivity analysis outlined above, our best loss estimates, and actuarial judgment. This range of reasonable estimates does not represent a range of all possible outcomes, but it is intended to reflect the inherent variability in actuarial reserving methodologies. We believe that results outside this range are unlikely, and can not assign probabilities with certainty to any points within this range.

     For the remainder of our carried loss and loss expense liabilities, we used a statistical model to simulate a range of results about our best estimates assuming probability distributions believed to reasonably reflect potential for favorable and unfavorable loss development. The simulation results indicate that a five percent probability exists that the net loss reserves will be below the Low estimate and a five percent probability exists that the net loss reserves will be above the High estimate. However, no assurance can be given that our ultimate losses will not be significantly different than the simulation.

     There is no relationship between the assumptions used for determining the potential variability or amount of our loss reserves for Hurricane Katrina, or any other event, and the assumptions used to establish probabilistic limits used as part of our underwriting risk management process. In our response to question #2 above, we do state that the combination of catastrophe modeling and underwriting review of affected contracts forms the basis of our initial loss estimates for catastrophe losses. However, these initial loss estimates are not constrained or driven by our probabilistic risk limits; the loss reserving process is independent of these risk limits.

Mr. Jim B. Rosenberg August 31, 2006 Page 14

6.	You disclose that you have exhausted all retrocessional coverage with respect to Hurricane Katrina and that you sponsored two catastrophe bond transactions in fourth quarter 2005 that will provide reinsurance protection over the next five years. Please provide expanded discussion and quantification of the changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations in your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

     In 2006, the Company purchased $587.1 million of single event reinsurance and catastrophe bond protection. This compares to $245.5 million purchased in 2005. Additionally, the amount of coverage available in the event of a second event in 2006 was $275.0 million, compared to the 2005 amount of $25.0 million. This increased limit purchased is expected to increase ceded premiums over prior periods. It should be noted, however, that our risk management program for our 2006 assumed reinsurance portfolio assumed that we would have significant gross premium written during 2006. It was assumed that such premium income would offset losses arising from small or medium catastrophe events. For example, during 2004, we incurred material losses from Hurricanes Charley, Frances, Ivan and Jeanne, but still experienced a loss ratio of 65.9% in our catastrophe and risk excess segment due to the significant volume of premium written during 2004. If many or all of our clients exercise their special cancellation rights, we will have significantly less premium income to offset smaller catastrophe losses.

     In purchasing reinsurance coverage to protect PXRE during 2006, as noted, we assumed that such gross premiums written would be available to offset smaller losses and; as a result most of the reinsurance coverage purchased by PXRE is designed to protect PXRE against larger catastrophe events. Therefore, although our aggregate exposures may be reduced due to widespread cancellations of our assumed reinsurance contracts, we may be overexposed to the risk of losses arising from smaller catastrophe events since our reinsurance protections may not respond to such small catastrophe events.

Mr. Jim B. Rosenberg August 31, 2006 Page 15

     Finally, in underwriting our 2006 assumed reinsurance portfolio, we sought to build a portfolio that was balanced with respect to geographic region, peril and level of loss exposure. Because we have no control over which of our clients will cancel their reinsurance contracts, there is a significant risk that our remaining reinsurance portfolio will be unbalanced and overexposed to loss for certain geographic areas, perils and loss exposure levels.

Estimation and Recognition of Assumed and Ceded Premiums, page 66

7.	You record reinstatement and additional premiums for both assumed and ceded business, which appear to be material to your operating results. Reinstatement premiums are estimated based on “contract terms for reported losses and estimated for incurred but not reported losses” and additional premiums are estimated based on “loss experience under the contracts” and “earned following the loss event after considering remaining coverage.” Your disclosure does not appear to provide investors with an adequate understanding of the uncertainties in applying your critical accounting policy for assumed and ceded premiums and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please provide us information in disclosure-type format about the uncertainties in applying this accounting policy, the historical accuracy of this critical accounting estimate, a quantification of its sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Also, provide the following information related to these premium estimates in disclosure-type format:

•	Describe more specifically the terms of your assumed and ceded reinsurance contracts that allow reinstatement and additional premiums, including related triggering events or loss thresholds.

•	Separately quantify reinstatement and additional premiums for each period presented.

•	Separately quantify the reinstatement premiums attributed to your case reserves and IBNR for each period presented.

•	You indicate that due to limited information available in the immediate wake of a catastrophe event and your dependence on clients for loss development data, actual results can differ significantly from your initial projections. Describe how these factors affect your ability to accurately estimate reinstatement and additional premiums and quantify the magnitude of related changes in prior period estimates.

•	Explain your basis for recognizing the entire amount of reinstatement premium at the time the associated loss event occurs, while recognizing the original premium over the remaining exposure period of the contract. Reference the appropriate authoritative accounting literature in your response.

•	Provide a more specific explanation of your basis for recognizing additional premiums. In particular, describe the specific factors that you consider in evaluating the “remaining coverage” and the resulting pattern for premium recognition “following the loss event.”

Mr. Jim B. Rosenberg August 31, 2006 Page 16

     Assumed reinstatement premiums that reinstate coverage are written and earned at the time the associated loss event occurs. Under the contract terms of certain of our excess of loss contracts, reinstatement premiums are mandatorily due PXRE following a ceding company’s loss, based on pre-defined contract terms. Terms principally include a pro-rata amount of the original contract premium relative to the proportion of the contractual limit exhausted by the associated loss, without respect to time remaining in the term of the original limit, that is, the amount due is 100% as to time and pro-rata as to amount. Less frequently, terms can vary to incorporate a percentage of the original premium that is more or less than the original premium or can be pro-rata as to time remaining in the term of the original limit.

     Ceded additional premiums are less uniform in their terms than assumed reinstatement premiums. The single largest additional premium in 2005, accounting for 80% of the additional premium written and earned for 2005 events, was triggered by an event in excess of $165 million of losses incurred.

     Assumed reinstatement and additional premiums written and earned in the three years ended December 31, 2005, 2004 and 2003, as reflected in the Consolidated Statements of Operations and Comprehensive Operations, were as follows:

	Year Ended December 31,
($ in millions)	2005	2004	2003

Assumed reinstatement premiums:
Reported paid losses and case reserves	$111.5	$15.1	$10.1
IBNR	48.0	20.0	(1.9)

Total	$159.5	$35.1	$8.2

Ceded additional premiums:
Reported paid losses and case reserves	$98.0	$—	$—
IBNR	9.8	—	—

Total	$107.8	$—	$—

Net reinstatement and additional
premiums	$51.7	$35.1	$8.2

Mr. Jim B. Rosenberg August 31, 2006 Page 17

     Assumed reinstatement premiums receivable associated with our case reserves and incurred but not reported loss and loss expense liabilities, as reflected in the Consolidated Balance Sheets, are as follows:

	December 31, 2005		December 31, 2004
($ in millions)	$	%	$	%

Assumed reinstatement premiums receivable:
Case reserves	$105.7	57.8%	$27.4	48.3%
IBNR reserves	77.3	42.2	29.3	51.7

Total	$183.0	100.0%	$56.7	100.0%

     We accrue assumed reinstatement premiums based upon contract terms applied to the amount estimated to settle ultimate incurred losses. The primary factor that could affect our estimate of assumed reinstatement premiums is management’s best estimate of ultimate incurred losses. See discussion in Responses above under Estimation of Loss and Loss Expenses with regards to the uncertainty, historical accuracy and sensitivity of this estimate. While premiums stated relative to limit (“rates on line”) have an effect on the estimate of assumed reinstatement premiums, those associated with case reserves are based on actual contract rate on line terms, and those estimates associated with IBNR are based on weighted average rate on line terms, of the book of business for a given underwriting year by line of business. Therefore the primary factor that could change our estimate of assumed reinstatement premium is management’s best estimate of ultimate incurred losses and the mix of treaties along with their respective rate on lines that ultimately incur losses. For the three years ended December 31, 2005, 2004 and 2003, changes in assumed reinstatement premiums increased (decreased) gross premiums written and earned for prior year events by $(4.9) million $1.3 million and $0.8 million, respectively. Assumed reinstatement premiums receivable are settled on a net basis when loss payments are made to cedents. Accordingly, there is an insignificant amount of credit risk associated with this asset as of any given period end date.

     Additional ceded premiums occur less frequently, and were incurred by the Company in 2005 due to significance of the losses from Hurricanes Katrina and Wilma. In 2005, these ceded losses were full limit losses, resulting in additional ceded premiums. These additional ceded premiums are not expected to vary from the estimate in 2005.

     As disclosed in Note 2 to the consolidated financial statements, PXRE’s accounting policy states that “Assumed reinstatement premiums that reinstate coverage are written and earned at the time the associated loss event occurs. The original premium is earned over the remaining exposure period of the contract. Reinstatement premiums are estimated based upon contract terms for reported losses and estimated for incurred but not reported losses (“IBNR”)”.

Mr. Jim B. Rosenberg August 31, 2006 Page 18

     While Statement of Financial Accounting Standard 60 (“SFAS 60”) and SFAS 113 do not specifically address the earning of reinstatement premiums, the subject was recently discussed in December 2005 at the Insurance Expert Panel of the AICPA. As noted in the minutes of the panel, “The Expert Panel discussed expense recognition on prepaid reinsurance premiums and reinstatement premiums related to property/casualty reinsurance contracts when a ceded loss occurs that results in reinstatement premiums for additional coverage. The Expert Panel was aware that there might be two methods generally used to recognize expense related to reinstatements. Method 1 continues to expense the original prepaid reinsurance premium over the term of coverage and immediately expenses the reinstatement premium. Method 2 immediately expenses the balance of the prepaid reinsurance and establishes a new prepaid reinsurance premium for the reinstatement premium, which is then expensed over the remaining coverage period. When the reinstatement premium is for the same amount of coverage and pro-rata as to the period of coverage remaining, the result is the same. However when the reinstatement premium is for a different amount of coverage or not pro-rata as to time, the answers will differ. Multiple views exist for several reasons, including difference of opinion as to whether or not the guidance in EITF 93-6 is applicable to single year contracts. The Expert Panel decided it would be appropriate to determine if there is diversity within the accounting by property/casualty insurance companies, and plans to ask the American Insurance Association (AIA) to poll its members. Based on the response, the Expert Panel will determine whether a question should be raised to AcSEC or the FASB on this issue.”

     Method 1 described above is the method employed by the Company. Generally, nearly all of the Company’s assumed reinsurance contracts are for a twelve-month term and have one 100% reinstatement limit associated with them. Therefore, in substance, the reinsured entity is getting coverage for two separate loss occurrences over the twelve month term of the contract. By way of example, if the reinsured entity cedes one 100% limit loss to the Company at any time during the 12 month policy term, the reinsured entity must mandatorily pay the Company a second policy premium for a second 100% limit, and such second 100% limit covers the reinsured entity for a second loss occurrence that has occurred at any time during the 12 month policy period, both before or after the first 100% limit loss. Basically, the “second” 100% limit provides coverage for a second event back to the inception date of the contract. Following the logic of this example, the Company’s method will have earned one full policy premium (the reinstatement premium) in the quarter in which a loss occurs as well as the pro-rata as to time portion of the other policy premium (the original policy premium) in the same quarter, leaving the unearned premium amount for the contract in our example equivalent to the unexpired portion of coverage for a second loss event through to the end of the calendar year. Management believes that its accounting policy with respect to assumed reinstatement premiums is prudent. Furthermore, as in excess of 60% of the Company’s business generally incepts on January 1 of any given underwriting year, and nearly all of the Company’s policies are typically twelve months in duration, for these policies that do incept on January 1, all original and reinstatement premiums, if applicable, will be fully earned as of December 31 of any given year.

Mr. Jim B. Rosenberg August 31, 2006 Page 19

     PXRE’s accounting policy as stated in Note 2 to the consolidated financial statements states that “Certain of our ceded reinsurance contracts include additional premiums with provisions that adjust premiums based upon the loss experience under the contracts. For these contracts, additional premiums are written and earned following the loss event after considering the remaining coverage.” In 2005, due to the amount of losses incurred for Hurricanes Katrina and Wilma, the ceded losses and additional premiums were either full limit amounts for the contract or full limit annual losses in the case of two multi-year contracts whereby the additional premium expensed was a pro-rata share of the multi-year premium relative to the proportion of multi-year coverage which is consistent with guidance prescribed by EITF 93-6.

8.	Various reinsurance contracts were commuted in 2004 and 2005. Please describe in disclosure-type format your accounting for these transactions and quantify the related impact on operating results for each period presented.

     We account for commutations of reinsurance contracts as an increase or reduction in incurred losses during the accounting period that the commutation becomes effective. Although our historical disclosures in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q have noted that our operating results in a specific period may have been impacted by one or more material commutations during such accounting period, our accounting systems do not systematically and separately track the impact of commutations from period to period. Prospectively, the Company will begin to systematically and separately track the impact of commutations and separately disclose the impact of such commutations, if material, on our results of operations for the period commencing January 1, 2007.

Financial Condition

Liquidity, page 85

9.	You sponsored two catastrophe bond transactions with Cayman Island reinsurance companies that closed in the fourth quarter of 2005. While you determined these entities to be variable interest entities, you concluded that you were not the primary beneficiary. Also, while the two transactions appeared to have similarities in structure, you appear not to account for them in a consistent manner. You state that the transaction with A&W II is accounted for as a derivative but appear to be silent regarding your accounting for the transaction with A&W I. Please provide us an expanded discussion and quantification supporting your accounting for these transactions, including how you determined fair value related to the transaction with A&W II. Reference the appropriate authoritative accounting literature in your response.

Mr. Jim B. Rosenberg August 31, 2006 Page 20

     In order to better protect PXRE against the risk of another severe catastrophe event or the occurrence of multiple significant catastrophe events, we sponsored two catastrophe bond transactions that closed during the fourth quarter of 2005. The first transaction was a $300.0 million collateralized reinsurance agreement with A&W I, a Cayman Island reinsurance company. This new reinsurance coverage is designed to protect PXRE from extreme catastrophe losses arising from hurricanes in the Eastern and Gulf coasts of the United States, windstorms in northern Europe and earthquakes in California over the next 5 years. This reinsurance provides two layers of protection over the next 5 years to PXRE. The first layer provides $200.0 million of coverage for losses arising from hurricanes in the Eastern and Gulf coasts of the United States, windstorms in northern Europe and earthquakes in California. The second layer provides $100.0 million of coverage for losses arising from hurricanes in the Eastern and Gulf coasts of the United States and windstorms in northern Europe. A&W I financed the reinsurance coverage through the issuance of $300.0 million in catastrophe bonds.

     The second transaction was a $250.0 million collateralized transaction with A&W II, a Cayman Island reinsurance company, which is accounted for as a derivative. It is designed to provide coverage to PXRE for second event losses in the same calendar year arising from hurricanes in the Eastern and Gulf coasts of the United States, windstorms in northern Europe and earthquakes in California. The agreement with A&W II provides two tranches of protection to PXRE for the risk that a second significant catastrophe loss arising from a hurricane in the Eastern and Gulf coasts of the United States, a windstorm in northern Europe or earthquake in California occurs following the occurrence of a first significant hurricane, windstorm or earthquake loss. The first tranche provides $125.0 million of protection from January 1, 2006 through December 31, 2006. The second tranche provides $125.0 million of protection from January 1, 2006 through December 31, 2008. On December 21, 2005, A&W II financed the coverage through the issuance of $250.0 million in catastrophe bonds.

      The Company considered the following accounting literature in evaluating the A&W I and A&W II transactions:

1.	FASB No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, (“SFAS 113”);

2.	FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”);

3.	DIG B26, “Embedded Derivatives: Dual-Trigger Property and Casualty Insurance Contracts”(“DIG B26’); and

Mr. Jim B. Rosenberg August 31, 2006 Page 21

4.	FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities (“FIN 46(R)”).

     As disclosed in Note 3 to the Company’s consolidated financial statements, the A&W I transaction provides reinsurance coverage that is based on a modeled loss trigger which closely resembles PXRE’s assumed reinsurance exposures. If the modeled loss exceeds the attachment point, PXRE will make a recovery under the reinsurance agreement. The recovery is limited to PXRE’s ultimate net loss from the loss event. There were no reinsurance recoveries under this reinsurance agreement in 2005. The Company concluded that A&W I should be accounted for using reinsurance accounting as the requirements of SFAS 113 paragraph 9 (a) and (b) were met. The reinsurance agreement would, in its entirety, also qualify for the insurance exclusion in paragraph 10(c)(2) of SFAS 133 as the conditions of DIG B26 were met, in particular, the amount of the loss payment is limited to PXRE’s ultimate net loss from the event.

     The Company concluded that A&W II transaction did not meet the requirements of SFAS 113, and therefore reinsurance accounting does not apply to this transaction. The transaction also did not qualify for the insurance exclusion in paragraph 10(c)(2) of SFAS 133 as the recovery under this agreement is not limited to PXRE’s ultimate net loss from the event, and therefore PXRE does not have to sustain an actual loss to receive a payment under this agreement. The transaction also did not qualify for the exclusion in paragraph 10(e)(1) of SFAS 133 as the agreement contains a payment provision that is based on both a physical and financial variable. As a result, the Company has concluded that the transaction met the definition of a derivative under SFAS 133, paragraph 6, and should be accounted for as such.

     The Company disclosed in Note 5 to the consolidated financial statements “PXRE records this contract at fair value with any changes in the value reflected in other reinsurance related expense (income) in the Consolidated Statement of Operation and Comprehensive Operations. At December 31, 2005, included in other reinsurance related expense (income) was $0.9 million which consists solely of upfront transactions costs.” Accordingly, there was no fair value recorded in the consolidated financial statements for the year ended December 31, 2005 because the coverage did not commence until January 1, 2006. The coverage period was also disclosed in note 5. The Company has provided additional note disclosure in subsequent 10-Q filings in 2006. The Company disclosed in PXRE’s March 31, 2006 and June 30, 2006 Form 10-Qs, “As there is no quoted market value available for this derivative, the fair value is estimated by management taking into account changes in the market for catastrophe bond reinsurance contracts with similar economic characteristics and potential for recoveries from events preceding the valuation date. The amount recognized could be materially different from the actual recoveries received under this contract.” The Company also disclosed in PXRE’s June 30, 2006 Form 10-Q that the increase in other reinsurance related expense was due to the change in fair value of this derivative, principally due to the passage of one half of the transaction’s risk coverage for calendar year 2006. Given the absence of quoted market prices in an active market and the relatively illiquid market for catastrophe bonds, the Company concluded at December 31, 2005 that the transaction price represents the best information available with which to estimate the fair value, taking into consideration any factors which may impact the fair value, such as change in the market for catastrophe bond reinsurance contracts. In the first half of 2006, the Company received bids from third parties to assume the coverage under A&W II, and the bids approximated the transaction’s price, which validated the Company’s fair valuation methodology.

Mr. Jim B. Rosenberg August 31, 2006 Page 22

     For both A&W I and A&W II, the Company concluded that the counterparties to these transactions were variable interest entities as both A&W I and A&W II met the characteristics of a variable interest entity (VIE) under paragraph 5 of FIN 46 (R), and were not eligible for any scope exceptions under paragraph 4. The Company concluded that it was not the primary beneficiary, and was not required to consolidate these entities as the Company did not absorb the majority of the VIE’s expected losses, receive a majority of the A&W I/A&W II’s residual returns, or both. The Company believes that the holders of the catastrophe bonds, for both A&W I and A&W II are the primary beneficiaries, as they will absorb the majority of the expected losses in the variable interest entities (which from a practical perspective will be driven by the catastrophe reinsurance risk and/or losses in A&W I and A&W II).

     The registrant has authorized us to acknowledge on its behalf that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Nancy Corbett at 212-839-5880 with any questions or comments regarding this matter. Thank you for your time and attention.

Very truly yours, /s/ Nancy Corbett

Nancy Corbett